Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

Following the successful completion of our Initial Public Offering (IPO) in March 2025, the Company entered a pivotal stage of expansion marked by stronger brand visibility, enhanced market credibility, and increased customer engagement. The IPO has significantly elevated our profile both locally and abroad, allowing us to strengthen relationships with existing clients, attract new foreign customers from Dubai, Indonesia, and Singapore, and expand our dealer network. This heightened confidence in our brand has translated into broad-based growth across all major business divisions.

Incorporated in Malaysia in 2018, our Company specializes in delivering customizable software solutions that integrate seamlessly with operational workflows, particularly within the food and beverage (F&B) sector. Our flagship product, Speed+, serves as a smart solution for digital ordering and transaction management. Installed on Point of Sale (POS) terminals sourced from reputable third-party suppliers, Speed+ provides businesses with a unified platform for efficient order processing and payment handling. In addition, we offer bespoke software and application development tailored for table ordering, QR ordering, and self-service kiosk systems. For the nine-month periods ended September 30, 2024 and September 30, 2025, revenue from Speed+ smart ordering and QR subscription services contributed 29.92% and 28.33% of total revenue, respectively, while software development services accounted for 14.48% and 12.84%.

While the majority of our clientele remains within Malaysia’s F&B industry, the customizable nature of our software and application solutions enables us to cater to a wider range of sectors, including geotechnology, beauty, and property consulting. In addition, we have incorporated AI-driven F&B data analytics to help our clients enhance their business intelligence and decision-making capabilities. Our adaptability and ability to integrate industry-specific needs have positioned us as a trusted technology partner beyond the F&B space.

Complementing our software offerings, we also market and offer self food ordering kiosk machines that enhance both customer experience and operational efficiency. These kiosks, combining intuitive design and advanced functionality, enable users to browse menus, customize orders, and complete payments effortlessly. Designed to reduce labor dependency and increase service speed, they have become an increasingly vital solution for modern food operators. For the nine months ended September 30, 2024, and September 30, 2025, sales of food ordering kiosks represented 15.23% and 22.24% of total revenue, respectively, reflecting growing demand for automation in the F&B industry. In addition to kiosk systems, the Company also provides service robotic arm solutions to further enhance operational efficiency and customer experience in F&B businesses.

Beyond the F&B sector, we continue to serve a diverse client base through software consultation and development services, which remain at the heart of our innovation. Our in-house programming team, with a combined 14 years of technical expertise, develops comprehensive and scalable digital solutions. For complex projects, we collaborate with specialized outsourcing partners to ensure optimal delivery. This dual approach, blending internal capabilities with strategic partnerships ensures we can effectively meet evolving client requirements.

Recognizing the increasing importance of digital presence, our social media management services have become a key growth driver. We manage the online presence of Key Opinion Leaders (KOLs) and influencers, optimizing engagement through data analytics and performance-driven content strategies. To further enhance campaign precision and efficiency, we have implemented an AI-driven analytics module designed to deliver more accurate audience profiling, trend prediction, and database optimization. This integration allows for deeper insights into user behavior and more targeted content delivery. For the nine months ended September 30, 2024, and September 30, 2025, this segment contributed 10.28% and 8.24% of total revenue, respectively.

In addition, through our majority-owned subsidiary, CL Technologies, we market and install power bank charging stations across more than 300 locations in Malaysia. This business addresses the growing demand for portable charging solutions in high-traffic public areas such as shopping malls and parks. Revenue from this segment contributed 15.56% and 14.47% for the nine months ended September 30, 2024 and September 30, 2025, respectively.

Our service portfolio also extends into data management solutions, which help clients organize, clean, and structure raw data for business insights. By improving accessibility and analytical capability, these services have become a valuable part of our ecosystem. For the nine months ended September 30, 2024 and September 30, 2025, data management services contributed 14.53% and 13.29% of total revenue, respectively.

The Company’s financial performance reflects its strengthened post-IPO market position and consistent execution strategy. For the nine months ended September 30, 2024, we recorded total revenue of RM32,359,976 (USD7,687,187) and a net profit of RM3,363,521 (USD799,011). In comparison, for the same period in 2025, revenue surged to RM63,765,238 (USD15,147,576) while net profit climbed to RM10,978,614 (USD2,607,994) representing a 97% increase in revenue and 226% growth in net profit. The cost of sales rose in tandem with higher business activity, from RM25,422,507 (USD6,039,174) in 2024 to RM48,435,188 (USD11,505,889) in 2025, driven by scaling of operations and expansion into new market segments.

These results underscore the Company’s successful transition from a fast-growing local enterprise to a recognized regional technology provider, with a diversified portfolio and a resilient foundation for sustained long-term growth.

Results of Operations

Comparison of the Results for Nine Months Periods Ended September 30, 2024 and 2025

	For the nine months ended September 30,
	2024		2025		2025
	RM	%	RM	%	Convenience Translation USD
Revenue from services
Performance obligation satisfied over time
Subscription services	9,680,695	29.92%	18,062,859	28.33%	4,290,872
Software consultation and development services	4,684,825	14.48%	8,186,078	12.84%	1,944,621
Social media management services	3,328,210	10.28%	5,257,407	8.24%	1,248,909
Data management & analysis services	4,701,646	14.53%	8,472,589	13.29%	2,012,683
	22,395,376	69.21%	39,978,933	62.7%	9,497,085

Revenue from tangible products
Performance obligation satisfied at point in time
Food ordering kiosk with screen	4,928,245	15.23%	14,182,090	22.24%	3,368,988
Power bank charging station	5,036,355	15.56%	9,228,015	14.47%	2,192,136
	9,964,600	30.79%	23,410,105	36.71%	5,561,124

Revenue from rental
Performance obligation satisfied at point in time
Coffee Machine Kiosk Rental	-	0.00%	376,200	0.59%	89,367

Total revenue	32,359,976	100.00%	63,765,238	100.00%	15,147,576

Total revenue increased by RM31,405,262 or $7,460,389 approximately 97% from RM32,359,976 or $7,687,187 for the nine months ended September 30, 2024 to RM63,765,238 or $15,147,576 for the nine months ended September 30, 2025.

Revenue from Services

Revenue from services increased by RM17,583,557 or $4,177,012 approximately 79% from RM22,395,376 or $5,320,073 for the nine months ended September 30, 2024 to RM39,978,933 or $9,497,085 for the nine months ended September 30, 2025. This increase is attributed to the following:

1.	Subscription Services: Revenue from subscription services increased by RM8,382,164 or $1,991,201 approximately 87% from RM9,680,695 or $2,299,671 for the nine months ended September 30, 2024 to RM18,062,859 or $4,290,872 for the nine months ended September 30, 2025. The growth was driven by strong renewal momentum, new customer acquisitions following the IPO, and enhanced customer experience initiatives. The implementation of AI-driven features within our subscription platform has further strengthened renewal rates by providing personalized user experiences, predictive analytics, and automated support tools, resulting in stronger end-customer engagement and satisfaction. Our bundled service offerings and strengthened client engagement programs have reinforced recurring revenue stability.

2.	Software Consultation and Development Services: Revenue rose by RM3,501,253 or $831,730 approximately 75% from RM4,684,825 or $1,112,891 for the nine months ended September 30, 2024 to RM8,186,078 or $1,944,621 for the nine months ended September 30, 2025. The increase reflects a surge in demand for customized digital transformation projects, particularly from startups and mid-sized enterprises. Improved post-IPO market visibility, combined with our technical expertise and flexible engagement models, positioned us as a preferred partner regionally.

3.	Social Media Management Services: Revenue increased by RM1,929,197 or $458,285 approximately 58% from RM3,328,210 or $790,624 for the nine months ended September 30, 2024 to RM5,257,407 or $1,248,909 for the nine months ended September 30, 2025. Businesses continued to emphasize digital engagement and real-time customer interaction, leading to greater adoption of our analytics-driven content solutions. Our ability to integrate automation and AI-assisted campaign tools has attracted both local and international clients seeking measurable marketing impact.

4.	Data Management & Analysis Services: Revenue increased by RM3,770,943 or $895,796 approximately 80% from RM4,701,646 or $1,116,887 for the nine months ended September 30, 2024 to RM8,472,589 or $2,012,683 for the nine months ended September 30, 2025. The growth reflects the increasing adoption of data-centric business strategies among clients. Our solutions consolidate data from POS systems, social media channels, food ordering kiosks, and power bank charging stations to deliver actionable insights on customer behavior and transaction trends. The implementation of AI-driven analytics has significantly enhanced data precision and predictive capability, enabling clients to make faster, more informed decisions. These AI features have also contributed to stronger renewal momentum by improving user experience and automating performance tracking. Supported by the Company’s upgraded infrastructure post-IPO, the segment continues to demonstrate improved scalability, integration capability, and service reliability.

Revenue from Tangible Products

Revenue from tangible products increased by RM13,445,505 or $3,194,010 approximately 135% from RM9,964,600 or $2,367,114 for the nine months ended September 30, 2024 to RM23,410,105 or $5,561,124 for the nine months ended September 30, 2025. Key contributors include:

1.	Food Ordering Kiosk with Screen: Revenue surged by RM9,253,845 or $2,198,272 approximately 188% from RM4,928,245 or $1,170,716 for the nine months ended September 30, 2024 to RM14,182,090 or $3,368,988 for the nine months ended September 30, 2025. Growth was driven by digitalization trends in the F&B sector as operators adopted automation to manage costs and improve service efficiency. Our kiosks, powered by the Speed+ interface, achieved strong market traction due to their ease of use, improved throughput, and reduced labor dependency.

2.	Power Bank Charging Station: Revenue increased by RM4,191,660 or $995,738 approximately 83% from RM5,036,355 or $1,196,398 for the nine months ended September 30, 2024 to RM9,228,015 or $2,192,136 for the nine months ended September 30, 2025. The improvement was supported by network expansion into high-traffic areas and growing consumer adoption of portable charging solutions. Strategic partnerships and heightened post-IPO brand visibility further reinforced this vertical’s contribution.

Revenue from Rental

Revenue from the newly introduced coffee machine kiosk rental business contributed RM376,200 in 2025. This initiative aligns with the Group’s diversification strategy and taps into a rising automation trend in beverage retail. Supported by in-house Speed+ expertise and software customization capabilities, this new vertical demonstrates strong potential despite longer payback periods.

	For the nine months ended September 30,
	2024	2025	2025
	RM	RM	Convenience Translation USD
Cost of sales from services	18,990,924	32,452,676	7,709,207
Cost of sales from tangible products	6,184,500	15,543,633	3,692,425
Cost of sales from rental	247,083	438,879	104,257
Total cost of sales	25,422,507	48,435,188	11,505,889

Total cost of sales increased by RM23,012,681 or $5,466,715 approximately 91% from RM25,422,507 or $6,039,174 for the nine months ended September 30, 2024 to RM48,435,188 or $11,505,889 for the nine months ended September 30, 2025. This increase reflects the scaling up of operations following the IPO, supported by stronger sales momentum and expansion of technical infrastructure.

Cost of Sales from Services

The cost of sales from services increased by RM13,461,752 or $3,197,870 approximately 71% from RM18,990,924 or $4,511,337 for the nine months ended September 30, 2024 to RM32,452,676 or $7,709,207 for the nine months ended September 30, 2025, primarily due to increased service volumes and investments in technical resources. The Group expanded its server capacity, network infrastructure, and maintenance services to support higher data traffic and ensure consistent system uptime. Additional costs were also incurred for technical support staff and source code development and maintenance which are crucial to maintaining service reliability amid growing demand.

Cost of Sales from Tangible Products

The cost of sales from tangible products increased by RM9,359,133 or $2,223,283 approximately 151% from RM6,184,500 or $1,469,142 for the nine months ended September 30, 2024 to RM15,543,633 or $3,692,425 for the nine months ended September 30, 2025, primarily due to higher sales volume and an increase in supplier pricing during the period. The Group does not perform installation work for these tangible products, as the food ordering kiosks and power bank charging stations are purchased directly from suppliers and sold to customers. The overall increase in cost therefore correlates closely with the rise in units sold and adjustments in supplier costs. Despite this, the Company continues to maintain efficient procurement practices and strategic supplier relationships to support pricing stability and ensure consistent product quality.

Cost of Sales from Rental

The cost of sales from rental increased by RM191,796 or $45,562 approximately 77% from RM247,083 or $58,695 for the nine months ended September 30, 2024 to RM438,879 or $104,257 for the nine months ended September 30, 2025, mainly due to depreciation of newly deployed assets under the coffee machine kiosk rental model. In addition, the cost of sales continued to include the fixed depreciation charges for power bank charging stations that were previously used for rental purposes in the prior period. These costs remained largely fixed in nature, comprising asset depreciation, maintenance expenses, and limited operational manpower. As the rental business is still in its early stage, scalability and cost optimization are expected to improve as the segment matures and asset utilization rates increase.

	For the nine months ended September 30,
	2024	2025	2025
	RM	RM	Convenience Translation USD
Gross profit from services	3,404,452	7,526,257	1,787,878
Gross profit from tangible products	3,780,100	7,866,472	1,868,699
Gross loss from rental	(247,083)	(62,679)	(14,890)
Total gross profit	6,937,469	15,330,050	3,641,687

Gross profit increased by RM8,392,581 or $1,993,676 approximately 121% from RM6,937,469 or $1,648,011 for the nine months ended September 30, 2024 to RM15,330,050 or $3,641,687 for the nine months ended September 30, 2025. The overall gross margin improved as a result of post-IPO economies of scale, enhanced operational automation, and better supplier terms.

Services

The gross profit from services increased by RM4,121,805 or $979,144 approximately 121% from RM3,404,452 or $808,735 for the nine months ended September 30, 2024 to RM7,526,257 or $1,787,878 for the nine months ended September 30, 2025. The improvement reflected a balance between higher operating costs and stronger revenue leverage. On the cost side, the Group invested in expanded technical support teams, increased server capacity, and source code development and maintenance to support the growing subscriber base. These necessary investments increased service delivery costs in the short term. However, revenue growth and improved operational efficiency driven by centralized support systems, automated ticketing and monitoring platforms, and standardized deployment procedures that enhanced staff productivity and reduced per-customer servicing costs.

Tangible Products

The gross profit from tangible products increased by RM4,086,372 or $970,728 approximately 108% from RM3,780,100 or $897,971 for the nine months ended September 30, 2024 to RM7,866,472 or $1,868,699 for the nine months ended September 30, 2025. As sales volumes grew, fixed distribution and commercial overheads were absorbed over a larger revenue base, contributing to margin expansion even though unit supplier costs rose. Furthermore, the Group’s post-IPO purchasing power enabled it to renegotiate supplier terms and secure improved volume discounts for key components, partially offsetting supplier price increases.

Rental

The gross loss from rental narrowed by RM184,404 or $43,805 approximately 75% from RM247,083 or $58,695 for the nine months ended September 30, 2024 to RM62,679 or $14,890 for the nine months ended September 30, 2025, supported by initial revenue contributions from coffee machine kiosk rentals. Although still in the investment phase, better asset utilization and early adoption by retail partners have begun to reduce overall losses in this segment.

	For the nine months ended September 30,
	2024	2025	2025
	RM	RM	Convenience Translation USD
Selling and administrative	(1,182,748)	(2,565,229)	(609,376)
Employee benefit expenses	(292,230)	(406,087)	(96,467)
Director emoluments	(538,886)	(778,567)	(184,950)
Total operating expenses	(2,013,864)	(3,749,883)	(890,793)

Operating income	4,923,605	11,580,167	2,750,894

Total operating expenses increased by RM1,736,019 or $412,395 approximately 86% from RM2,013,864 or $478,398 for the nine months ended September 30, 2024 to RM3,749,883 or $890,793 for the nine months ended September 30, 2025, reflecting higher operational capacity, staff expansion, and strategic marketing activities following the IPO. Despite the increase, operating expenses remained well-controlled relative to revenue growth. This rise in operating expenses was attributed to several key areas:

Selling and Administrative Expenses

These expenses increased by RM1,382,481 or $328,412 approximately 117% from RM1,182,748 or $280,964 for the nine months ended September 30, 2024 to RM2,565,229 or $609,376 for the nine months ended September 30, 2025, mainly due to higher marketing expenditure for brand-building campaigns and international business development efforts. The Group invested in digital advertising and promotional activities to strengthen market penetration. Administrative expenses also rose with the establishment of new overseas client liaison offices to support regional customer engagement.

Employee Benefit Expenses

Employee benefit expenses increased by RM113,857 or $27,047 approximately 39% from RM292,230 or $69,420 for the nine months ended September 30, 2024 to RM406,087 or $96,467 for the nine months ended September 30, 2025, driven primarily by growth in administrative and corporate support headcount, including finance, human resources and general administration roles to support the Group’s expanded operations.

Director Emoluments

The expenses for director emoluments increased by RM239,681 or $56,936 approximately 45% from RM538,886 or $128,014 for the nine months ended September 30, 2024 to RM778,567 or $184,950 for the nine months ended September 30, 2025, reflecting the adoption of a performance-based remuneration framework aligned with the Group’s post-IPO growth objectives. The increase also includes the introduction of remuneration for an Independent Director appointed after the IPO, in line with enhanced corporate governance requirements. This approach rewards leadership for strategic execution, financial performance, and strengthened governance oversight.

Operating Income

Operating income increased by RM6,656,562 or $1,581,281 approximately 135% from RM4,923,605 or $1,169,613 for the nine months ended September 30, 2024 to RM11,580,167 or $2,750,894 for the nine months ended September 30, 2025 underscoring the Group’s strengthened operational efficiency and disciplined cost management following the IPO. The improvement reflects the Group’s ability to scale its business profitably, maintaining cost discipline while supporting higher revenue and activity levels.

This strong performance was driven by the combination of higher gross margins, optimized operating structures, and strategic resource utilization across both service and product segments. The Group’s ongoing digitalization initiatives including process automation, enhanced financial management systems, and streamlined administrative workflows that contribute to improved productivity and reduced overhead pressure.

Key factors behind the improvement include:

●	Sustained revenue growth across all major business lines;

●	Effective cost control and operational streamlining initiatives post-IPO; and

●	Increased scalability and efficiency gains from digital and process optimization measures.

	For the nine months ended September 30,
	2024	2025	2025
	RM	RM	Convenience Translation USD
Other income	214,114	1,236,009	293,617
Finance costs	(193,434)	(190,716)	(45,305)
Non-operating income	20,680	1,045,293	248,312

Profit before tax	4,944,285	12,625,460	2,999,206
Tax Expenses	(1,580,764)	(1,646,846)	(391,212)
Net profit	3,363,521	10,978,614	2,607,994

Other Income

Other income increased by RM1,021,895 or $242,754 approximately 477% from RM214,114 or $50,863 for the nine months ended September 30, 2024 to RM1,236,009 or $293,617 for the nine months ended September 30, 2025, primarily due to favorable foreign exchange movements arising from increased international transactions. Additional contributions came from interest income and the reversal of unclaimed provision for warranty, which positively impacted the current period’s results.

Finance Costs

Finance costs decreased by RM2,718 or $646 approximately 2% from RM193,434 or $45,951 for the nine months ended September 30, 2024 to RM190,716 or $45,305 for the nine months ended September 30, 2025, reflecting prudent financial management and stable borrowing levels. The Company’s strong post-IPO liquidity position allowed it to maintain optimal debt levels while managing interest rate exposure.

Non-Operating Income

Non-operating income increased by RM1,024,613 or $243,400 approximately 4955% from RM20,680 or $4,912 for the nine months ended September 30, 2024 to RM1,045,293 or $248,312 for the nine months ended September 30, 2025, mainly from foreign exchange gains and reversal of unclaimed provision for warranty. These non-recurring gains strengthened overall earnings for the period.

Profit Before Tax

Profit before tax increased by RM7,681,175 or $1,824,681 approximately 155% from RM4,944,285 or $1,174,525 for the nine months ended September 30, 2024 to RM12,625,460 or $2,999,206 for the nine months ended September 30, 2025, reflecting exceptional revenue growth and disciplined cost management. The improvement was driven by higher operating efficiency, effective expense control, and strong margin performance across both service and product segments.

Tax Expenses

Tax expenses increased by RM66,082 or $15,698 approximately 4% from RM1,580,764 or $375,514 for the nine months ended September 30, 2024 to RM1,646,846 or $391,212 for the nine months ended September 30, 2025. The increase was in line with the higher profit before tax recorded during the period. The Group’s effective tax rate remained consistent with the prior period, reflecting the stable tax environment and the absence of significant non-deductible items or tax incentives during the period.

Net Profit

Net profit increased by RM7,615,093 or $1,808,983 approximately 226% from RM3,363,521 or $799,011 for the nine months ended September 30, 2024 to RM10,978,614 or $2,607,994 for the nine months ended September 30, 2025, driven by sustained growth across all revenue streams, improved gross margins, and stable operating costs. This strong profitability underscores the Company’s ability to scale effectively in the post-IPO environment while maintaining financial resilience.

Liquidity and Capital Resources

		For the nine months ended September 30,
		2024	2025	2025
		RM	RM	Convenience Translation USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Profit for the period		3,363,521	10,978,614	2,607,994

Adjustments to reconcile net profit to net cash used in operating activities:
Provisions		(114,290)	(31,361)	(7,450)
Depreciation		1,226,224	2,452,065	582,494
Amortization		41,442	62,867	14,934
Imputed interest of lease liability		7,805	10,781	2,561
Finance costs		193,434	190,716	45,305
Overdraft charges		78,027	78,643	18,682
Income tax expenses		1,580,764	1,646,846	391,212
Gain on disposal of plant & equipment		-	(460)	(109)
Gain on lease termination		-	(4,790)	(1,138)
Operating cash flows before movements in working capital		6,376,927	15,383,921	3,654,485

Trade receivables		(5,747,931)	(9,423,480)	(2,238,568)
Other receivables and prepayment		2,389,849	2,095,752	497,851
Other payables and accrued liabilities		321,348	396,431	94,174
Trade payables		2,656,836	555,146	131,876
Deferred revenue		(2,541,920)	-	-
Cash generated from operations		3,455,109	9,007,770	2,139,818

Income tax paid		-	(1,043,652)	(247,922)
Net cash provided by operating activities		3,455,109	7,964,118	1,891,896

Investing activities
Purchase of plant and equipment		(4,664,732)	(26,858,184)	(6,380,222)
Proceeds from disposal of plant and equipment		-	833,172	197,922
Net cash used in investing activities		(4,664,732)	(26,025,012)	(6,182,300)

Financing activities
Issuance of ordinary shares upon IPO, net		-	20,012,328	4,753,973
Repayment of lease liabilities		(42,813)	(172,246)	(40,918)
Increase in fixed deposits		(27,580)	(18,832)	(4,474)
Overdraft charges paid		(78,027)	(78,643)	(18,682)
Repayment of bank loans		(193,434)	(541,547)	(128,646)
Loan interest paid		(471,402)	(190,716)	(45,305)
Proceeds from bank loans		1,000,000	-	-
Proceeds from amount due to shareholders		(886)	-	-
Proceeds from amount due to directors		(219,866)	-	-
Net cash (used in)/provided by financing activities		(34,008)	19,010,344	4,515,948

Net (decrease)/increase in cash and cash equivalents		(1,243,631)	949,450	225,544
Cash and cash equivalents at beginning of period	11	(241,006)	370,129	87,926
Cash and cash equivalents at end of period	11	(1,484,637)	1,319,579	313,470

Operating activities

For the nine months ended September 30, 2024, the Company generated RM3,455,109 or $820,769 from operating activities. The cash inflow was mainly attributable to profit before tax adjusted for non-cash items, coupled with an increase in other receivables and prepayments, trade payables, other payables, and accrued liabilities, as well as a decrease in trade receivables and deferred revenue.

For the nine months ended September 30, 2025, the Company generated RM7,964,118 or $1,891,896 from operating activities. The positive cash flow primarily resulted from profit before tax adjusted for non-cash items, together with an increase in trade payables, other payables, and accrued liabilities, as well as a decrease in trade receivables. The improvement in operating cash flow reflects stronger collection efficiency, prudent working capital management, and higher business activity following the IPO.

Investing activities

For the nine months ended September 30, 2024, the Company invested RM4,664,732 or $1,108,118 in plant and equipment to support business operations.

For the nine months ended September 30, 2025, the Company used RM26,025,012 or $6,182,300 in investing activities, primarily for the acquisition of plant and equipment related to new business segments and technological upgrades, partially offset by proceeds from the disposal of plant and equipment. The increase in capital investment aligns with the Group’s post-IPO strategy to enhance capacity, infrastructure, and long-term growth potential.

Financing activities

For the nine months ended September 30, 2024, the Company generated RM34,008 or $8,079 in financing activities mainly arising from proceeds from bank overdrafts and bank loans, partially offset by repayments of lease liabilities, bank loans, and amounts due to shareholders and directors, as well as increases in fixed deposits.

For the nine months ended September 30, 2025, the Company generated RM19,010,344 or $4,515,948 from financing activities. The increase was mainly attributed to the issuance of new share capital in connection with the IPO and proceeds from bank overdrafts, partially offset by repayments of lease liabilities and bank loans, as well as increases in fixed deposits. The proceeds from financing activities strengthened the Company’s liquidity position and funded its business expansion initiatives during the period.

Capital Expenditure

	For the nine months ended September 30,
	2024	2025	2025
	RM	RM	Convenience Translation USD
Investment in plant and equipment:
Equipment & Machine	4,664,732	19,746,293	4,690,777
License	-	7,031,639	1,670,382
Renovation	-	80,252	19,063
Total	4,664,732	26,858,184	6,380,222

For the nine months ended September 30, 2024, the Company invested RM4,664,732 or $1,108,118 in plant and equipment.

For the nine months ended September 30, 2025, the Company invested RM26,858,184 or $6,380,222 in plant and equipment.

Material Obligation for the twelve months ending September 30, 2025

	RM	RM	RM	RM	RM	RM	RM	USD
Repayment Obligation	Leases	Bank Borrowings	Bank Overdraft	Trade payable	Other payable	Tax payable	Total	Total
Period ending September 30, 2026	319,463	778,869	526,066	555,146	1,569,168	4,476,000	8,224,712	1,953,799
Period ending September 30, 2027	325,200	784,937	-	-	-	-	1,110,137	263,716
Period ending September 30, 2028	324,936	620,634	-	-	-	-	945,570	224,622
Period ending September 30, 2029	312,832	222,305	-	-	-	-	535,137	127,123
Period ending September 30, 2030	55,091	188,873	-	-	-	-	243,964	57,954
After September 30, 2030	100,443	125,550	-	-	-	-	225,993	53,685
	1,437,965	2,721,168	526,066	555,146	1,569,168	4,476,000	11,285,513	2,680,899

The Company believes that current working capital is adequate to meet these repayment material obligations for the twelve months ended September 30, 2026.

In addition, the Company expect to generate additional cash flow from operational profit to meet repayment obligation beyond September 30, 2026.

Financing Arrangement

As of September 30, 2025, the Company had RM2,250,000 or $534,492 overdraft facility through subsidiaries from 2 banks, intended for working capital usage, of which the Company utilized RM526,066 or $124,968 with undrawn balance of RM1,723,934 or $409,524.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Critical Accounting Estimates

Useful lives of plant and equipment

The Group’s management determines the estimated useful lives and the related depreciation charge for the Group’s plant and equipment. This estimate is based on the historical experience of the actual useful lives of plant and equipment of similar nature and functions. Management will increase the depreciation charge where useful lives are less than previously estimated lives, or will write off or write down technically obsolete or non-strategic assets that have been abandoned or sold. Actual economic lives may differ from estimated useful lives. Periodic review could result in a change in depreciable lives and therefore depreciation charge in the future periods.

Impairment of Trade Receivables

The Group uses the simplified approach to estimate a lifetime expected credit loss allowance for all trade receivables. The Group develops the expected loss rates based on the payment profiles of past sales and the corresponding historical credit losses, and adjusts for qualitative and quantitative reasonable and supportable forward-looking information. If the expectation is different from the estimation, such difference will impact the carrying value of trade receivables.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk (including foreign currency risk and interest rate risk), credit risk, and liquidity risk in the ordinary course of business. Our overall financial risk management policy focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance.

Foreign Currency Risk

The Group expose to foreign currency risk due to transactions and balances denominated in currencies other than the functional currency of the respective entities of the Group, with the primary risk arising from the Chinese Renminbi (“RMB”). The Group closely monitor foreign currency risk on an ongoing basis to ensure that our net exposure remains at an acceptable level.

The company is subject to minimal foreign currency risk due to its foreign supplier policy of making prepayments in advance of delivery, thus eliminating the need for credit terms.

Interest Rate Risk

The Group exposed to interest rate risk arise mainly from interest-bearing bank loans. The interest rates and repayment terms of these loans are disclosed in Note 14 of the financial statements. Currently, The Group does not have an interest rate hedging policy. The sensitivity analysis below is based on our exposure to interest rates for non-derivative instruments at the end of the reporting period.

We use a 50-basis point increase or decrease to report interest rate risk internally to key management personnel, as this represents management’s assessment of a reasonably possible change in interest rates. If interest rates on loans had been 50 basis points higher or lower, with all other variables held constant, our profit would decrease or increase by approximately RM11,713 for the period ended September 30, 2025 and RM16,707 for the year ended December 31, 2024.

Liquidity Risk

Liquidity risk arises mainly due to general funding and business activities. The Group practices prudent risk management by maintaining sufficient cash balances and the availability of funding through certain committed credit facilities. The table below analyses non-derivative financial liabilities of the Group into relevant maturity groupings based on the remaining period from the statement of financial position date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows, which includes both principal and interest. Balances due within 12 months equal their carrying amounts as the impact of discounting is not significant.

	As of
	December 31, 2024	September 30, 2025	September 30, 2025
	RM	RM	Convenience Translation USD
Bank borrowings
Repayment within:
Less than 1 year	976,072	974,918	231,594
Between 1 and 2 years	963,436	919,617	218,457
Between 2 and 5 years	1,693,768	1,171,861	278,378
Over 5 years	288,536	129,977	30,876

Bank overdraft
Repayment within less than 1 year	104,587	526,066	124,968

Lease liabilities
Repayment within:
Less than 1 year	60,204	382,416	90,844
Between 1 and 2 years	61,884	372,016	88,373
Between 2 and 5 years	45,732	744,912	176,955
Over 5 years	11,342	105,485	25,058

Trade payable
Repayment within less than 1 year	-	555,146	131,877

Other payable
Repayment within less than 1 year	422,973	1,000,742	237,729

Credit Risk

Credit risk primarily arises from the possibility of customers failing to fulfill their payment obligations for the services provided. The Group addresses this risk by conducting thorough customer screening and segmentation based on creditworthiness, setting appropriate credit limits, and enforcing stringent payment terms such as upfront payments and short billing cycles.

Expected credit losses are measured as the difference in the present value of the contractual cash flows that are due to the Company under the contract, and the cash flows that the Company expects to receive. The Company assesses all information available, including past due status, and forward looking macro- economic factors in the measurement of the expected credit losses associated with its assets carried at amortized cost.

	As of
	December 31, 2024	September 30, 2025	September 30, 2025
	RM	RM	Convenience Translation USD
Trade receivable
Collection within less than 1 year	8,409,351	17,832,831	4,236,230

Other receivables
Collection within less than 1 year	2,103,818	771,408	183,250

Capital Risk Management

The Group manages its capital to ensure that entities within our Company will be able to maintain an optimal capital structure so as to support our businesses and maximize shareholders value. To achieve this objective, we may make adjustments to the capital structure in view of changes in economic conditions, such as adjusting the amount of dividend payment, returning of capital to shareholders or issuing new shares.

The Group manage its capital based on debt-to-equity ratio that complies with debt covenants and regulatory, if any. The debt-to-equity ratio is calculated as net debt divided by total equity. Net debt is calculated as lease liability, borrowings and bank overdraft plus trade and other payables less cash and bank balances. Total capital is calculated as total equity plus net debts. Capital includes equity attributable to the owners of the parent and non-controlling interest.

	As of
	December 31, 2024	September 30, 2025	September 30, 2025
	RM	RM	Convenience Translation USD
Net debt	2,298,706	3,197,180	759,497
Total equity	17,384,201	48,375,143	11,491,625
Total capital	19,682,907	51,572,323	12,251,122

Gearing ratio	11.68%	6.20%	6.20%

Inflation

Malaysia’s inflation rates stood at 1.7% for the year ended December 31, 2024, and 1.5% for the period ended September 30, 2025. These figures indicate a moderate level of inflation during these periods and we believe that there will be no material impact on their company.